UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                     SCHEDULE 13D

       Under the Securities Exchange Act of 1934
                   (Amendment No.)*

              RJR Nabisco Holdings Corp.
                   (Name of Issuer)

                     Common Stock
            (Title of Class of Securities)

                       74960K876
                    (CUSIP Number)

                  Marc Weitzen, Esq.
     Gordon Altman Butowsky Weitzen Shalov & Wein
           114 West 47th Street, 20th Floor
               New York, New York 10036
                    (212) 626-0800

(Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications)

                    August 12, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   Page 1 of__ Pages
            List of Exhibits is on Page __

                     SCHEDULE 13D

CUSIP No. 74960K876                      Page __ of __ Pages


1    NAME OF REPORTING PERSON
          High River Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC,OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               13,964,300

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               13,964,300

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          13,964,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.1%

14   TYPE OF REPORTING PERSON*
          PN

                              SCHEDULE 13D

CUSIP No. 74960K876                                   Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Riverdale LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC,AF,OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               13,964,300

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               13,964,300

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          13,964,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.1%

14   TYPE OF REPORTING PERSON*
          OO

                              SCHEDULE 13D

CUSIP No. 74960K876                                   Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Barberry Corp.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC,OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               140,000

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               140,000

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          140,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than one tenth (1/10) of one percent

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 74960K876                                   Page __ of __ Pages


1    NAME OF REPORTING PERSON
          American Real Estate Holdings, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               1,810,000

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               1,810,000

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,810,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than seven-tenths (7/10) of one percent

14   TYPE OF REPORTING PERSON*
          PN

                              SCHEDULE 13D

CUSIP No. 74960K876                                   Page __ of __ Pages


1    NAME OF REPORTING PERSON
          American Real Estate Partners, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               1,810,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               1,810,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,810,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than seven-tenths (7/10) of one percent

14   TYPE OF REPORTING PERSON*
          PN

                              SCHEDULE 13D

CUSIP No. 74960K876                                   Page __ of __ Pages


1    NAME OF REPORTING PERSON
          American Property Investors, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               1,810,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               1,810,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,810,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than seven-tenths (7/10) of one percent

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 74960K876                                   Page __ of __ Pages


1    NAME OF REPORTING PERSON
          Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               15,914,300

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               15,914,300

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          15,914,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.8%

14   TYPE OF REPORTING PERSON*
          IN

                              SCHEDULE 13D



Item 1.  Security and Issuer

          This Schedule 13D relates to the common stock, par value $0.01 per share ("Shares"), of RJR Nabisco Holdings Corp., a Delaware corporation (the "Issuer" or "RJR Nabisco"). The address of the principal executive offices of the Issuer is 1301 Avenue of the Americas, New York, New York 10019.


Item 2.  Identity and Background

          The persons filing this statement are High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), Barberry Corp., a Delaware corporation ("Barberry), American Real Estate Holdings, L.P., a Delaware limited partnership ("AREH"), American Real Estate Partners, L.P. a Delaware limited partnership ("AREP"), American Property Investors, Inc., a Delaware Corporation ("API") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of Carl C. Icahn, whose principal business address is c/o Icahn Associates Corp., 114 West 47th Street, New York, New York 10036.

          Riverdale is the general partner of High River. Riverdale is over 99 percent owned by Carl C. Icahn. Barberry is wholly owned by Carl
C. Icahn. API is the general partner of both AREH and AREP. API is wholly-owned by Carl C. Icahn.

          Registrants may be deemed to be a "group" with the meaning of
Section 13(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

          High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of owning real estate and acting as general partner of High River. Barberry is primarily engaged in the business of investing in securities. API is primarily engaged in the business of acting as general partner of AREP, AREH and other limited partnerships. AREP is primarily engaged in the business of acquiring and managing real estate through AREH, its operating subsidiary. AREH is in the business acquiring and managing real estate. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

PAGE

          The name, citizenship, present principal occupation or employment and business address of each member of Riverdale and director and executive officer of both API and Barberry is set forth in Schedule A attached hereto.

          Carl C. Icahn is the sole stockholder and a director of Barberry. Carl C. Icahn is a member of Riverdale and owns in excess of 99% of the interests therein. Carl C. Icahn is the sole stockholder and a director of API. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Registrants.

          Neither High River, Riverdale, Barberry, API, AREH, AREP, Mr. Icahn, nor any executive officer or director of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

          The aggregate purchase price of the 15,914,300 Shares purchased by the Registrants, as set forth in the following paragraphs, was $489,330,501.40 (including commissions). The source of funding for the purchase of these Shares was general working capital of the Registrants and funds borrowed pursuant to margin accounts. A copy of all forms of margin agreements pertinent to this filing on Schedule 13D is attached hereto as
Exhibit 2, and incorporated herein by reference.

     On September 21, 1995, Barberry Corp. purchased 140,000 Shares for an aggregate purchase price of $3,917,060 (including commissions). Such shares were purchased with Barberry's working capital and funds borrowed by Barberry in its margin account with Smith Barney Inc. ("Smith Barney").

          Between July 21, 1995 and August 22, 1995, Riverdale Investors Corp., Inc. ("Riverdale Investors"), a Delaware corporation and general partner of High River prior to its liquidation in August 1996, purchased 533,500 Shares for an aggregate purchase price of $14,600,935.30 (including commissions). Such Shares were purchased with Riverdale Investors' working capital and the funds which Riverdale Investors borrowed pursuant to a margin account in the regular course of business with Smith Barney.

PAGE

          Between July 24, 1995 and August 14, 1996, High River purchased 13,430,800 Shares for an aggregate purchase price of $423,863,181.12 (including commissions). Such Shares were purchased with general working capital of High River and funds borrowed pursuant to margin accounts with Lehman Brothers ("Lehman"), Smith Barney, Merrill Lynch ("Merrill") and Reynders Grey ("Reynders"). Margin accounts with Reynders Grey clear through Wagner Stott Clearing Corp. ("Wagner Stott"), National Financial Services Corporation ("NFSC") and Spear Leeds Kellogg ("Spear Leeds").

          From August 21 through August 22, 1996, AREH purchased 1,810,000 Shares for an aggregate purchase price of $46,949,325 (including commissions). Such Shares were purchased with AREH's working capital.

          In addition, as described more fully in Item 6 herein, 2,951,000 of the Shares acquired by High River were loaned by High River to Tortoise Corp. ("Tortoise") on December 21, 1995 and used by Tortoise to further secure borrowings by Tortoise to Internationale Nederlanden Capital Corporation ("ING"), which borrowings are secured by the securities of any number of issuers.

Item 4.   Purpose of Transaction

          Registrants have acquired the Shares for investment since they believe that the Shares are undervalued. Registrants continue to believe that in order to enhance the aggregate value of Issuer's component parts and to maximize stockholder value, Issuer should promptly take all steps necessary to spin off its holdings of Nabisco Holdings Corp.

          The Non-AREP Registrants, as such term is defined in Item 6 hereof, have had a meeting with management of the Issuer at which they discussed their position that a prompt spin-off should be undertaken. Issuer's management reiterated its position that a spin-off should not be undertaken at the present time. Registrants believe that, especially after the recent loss by another tobacco company in a smoking damage case, Issuer's stockholders would be best served if the spin-off was accomplished immediately rather than waiting for some future date or event.

          In light of the foregoing, Registrants are continuing to consider their future course of action with respect to the Issuer. They remain of the belief that it is incumbent upon management of the Issuer to act in the best interests of stockholders and immediately spin-off Nabisco during the window of opportunity that now exists, but may not continue to exist, for the spin-off. The Non-AREP Registrants have been engaged in discussions with third parties, including but not limited to several large shareholders of the Issuer, to determine the feasibility of forming a slate of persons totally independent of Registrants and the Brooke Entities (as defined more fully in Item 6 herein) (whose nominees for directors were supported by the Non-AREP Registrants at the most recent annual meeting of Issuer's stockholders) who would call for a special meeting of stockholders of the Issuer as well as run for election as directors of the Issuer and who are committed to the idea of the spin-off of Nabisco. No determination has been made as to the feasibility of such a course of action. No agreements, arrangements or understandings exist between Registrants and third persons with respect to the foregoing.

          Registrants reserve the right to continue to acquire securities of the Issuer from time to time in the open market or otherwise. In addition, they reserve to right to sell any securities of the Issuer at any time and from time to time in the open market or otherwise.


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on August 22, 1996, Registrants may be deemed to beneficially own in the aggregate $15,914,300 Shares representing approximately 5.8% of the Issuer's outstanding Shares (based upon the 272,108,434 Shares stated to be outstanding as of June 30, 1996, by the Issuer in the Issuer's 10-Q filing filed with the Securities and Exchange Commission (the "SEC") on July 31, 1996.)

PAGE

          High River has sole voting power and sole dispositive power with regard to 13,964,300 Shares. Riverdale has shared voting power and shared dispositive power with regard to 13,964,300 Shares. Barberry has sole voting power and sole dispositive power with regard to 140,000 Shares. AREH has sole voting power and sole dispositive power with regard to 1,810,000 Shares. Both AREP and API have shared voting power and shared dispositive power with regard to 1,810,000 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 15,914,300 Shares.

          Transactions in the Shares by any of the Registrants effected during the past sixty (60) days are described in Schedule B, attached hereto and are incorporated herein by reference. All such transactions were effected in the open market on national securities exchanges.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

          On October 17, 1995, Registrants (not including API, AREP and AREH; the "Non-AREP" Registrants") entered into an agreement, (the "High River Agreement") which was amended on November 5, 1995, with Brooke Group Ltd. ("Brooke Group") and BGLS, Inc. ("BGLS"). In addition, on October 17, 1995, Non-AREP Registrants entered into an agreement (the "New Valley Agreement"), which was amended by a letter agreement dated October 17, 1995, and further amended by a letter agreement dated November 5, 1995, with the New Valley Corporation ("New Valley") and ALKI Corp. The High River Agreement and New Valley Agreement (collectively, the "Agreements") related to, among other things, (1) the parties acquisition of not less than a specified number of Shares of the Issuer (2) the parties' agreement not to sell Shares prior to specified dates (3) the parties' agreement not to enter into certain transactions with respect to the Shares or with the Issuer and (4) the Non-AREP Registrants' support of the solicitation of consents by Brooke, New Valley, ALKI and BGLS, (the "Brooke Entities") to stockholder action without a meeting as well as the Brooke Entities' solicitation of proxies from the Issuer's stockholder. The description of the Agreements herein are qualified in their entirety by the Agreements themselves which are appended hereto as Exhibits 3 and 4.

          On June 5, 1996, the Agreements were terminated by all parties to the Agreements by mutual consent through an agreement of termination (the "Termination Agreement"). The termination leaves in effect for one year certain provisions of the Agreements concerning payments to be made to High River in the event that New Valley achieves a profit (after deducting certain expenses) on the sale of Shares of the Issuer which are held by it or if they are valued at the end of such year at higher than their purchase price or in the event that Brooke or its affiliates engage in certain transactions with the Issuer. Registrants believe that they do not constitute a "group" with the Brooke Entities within the meaning of Section 13(d)(3) promulgated under the Securities Exchange Act of 1934, as amended. A copy of the Termination Agreement is attached hereto as Exhibit 5, and incorporated herein by reference in its entirety.

PAGE

          In addition, Tortoise Corp. and Internationale Nederlanden Bank N.V. entered into an Amended and Restated Credit Agreement ("Credit Agreement") dated as of May 20, 1993, under which ING, as lender, agreed according to the terms of the Credit Agreement, to make loans to Tortoise and Tortoise agreed to perfect the security interests pledged pursuant to the Security Agreement between Tortoise and ING, and, to act in accordance with the terms of the Credit Agreement. A copy of the Credit Agreement, (giving effect to Amendment Numbers 1-11) dated as of January 12, 1994, is attached hereto as Exhibit 6, and incorporated herein by reference.

          On December 28, 1995, Tortoise and ING entered into an agreement (the "Letter Agreement") with High River, whereby High River became a party to the Original Letter Agreement between Tortoise and Internationale Nederlanden U.S. Capital Corporation dated December 21, 1995. On December 21, 1995 High River lent (the "Loan") 2,951,000 Shares to Tortoise whereby Tortoise had the right to transfer the Shares to its own name or to the name of ING, as its designee. In consideration of the Loan, Tortoise delivered a fee in the amount of $45,000 and further agreed that if the Loan was still outstanding on December 21, 1996, to deliver to High River, on such date, as consideration for the continued extension of the Loan, a fee in the amount of $45,000. In addition, under this agreement, Tortoise has the right to pledge the securities to ING, pursuant to the Credit Agreement to secure the payment of all loans and other amounts then due or due in the future by Tortoise to ING arising in connection with, or pursuant to, the Credit Agreement. A copy of the Letter Agreement is attached hereto as Exhibit 7 and incorporated herein by reference.

          Except as described herein, neither any of the Registrants nor any person referred to in Schedule A attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, included but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits

1.   Joint Filing Agreement of the Registrants

2. Forms of Margin Agreements between the Registrants and Smith Barney, Shearson Lehman, Merrill Lynch, Reynders Grey, Wagner Stott, NFSC and Spear Leeds.

3. Agreement, dated October 17, 1995, between Brooke Group Ltd., BGLS Inc. and High River Limited Partnership, as amended by the letter agreement dated November 5, 1995.

4. Agreement, dated October 17, 1995, between New Valley Corporation, ALKI Corp. and High River Limited Partnership, as amended by the letter agreement dated October 17, 1995 and as further amended by the letter agreement dated November 5, 1995.

PAGE

5.   Agreement of Termination, dated as of June 5, 1996, between
     Registrants and the Brooke Entities.

6. Agreement, dated as of May 20, 1993, between Tortoise Corp. and Internationale Nederlanden Bank N.V., regarding Amendment and Restatement of Original Credit Agreement to Tortoise Corp.

7    Agreement, dated December 28, 1995, between Tortoise Corp.,
     Internationale Nederlanden (U.S.) Capital Corporation and High River Limited Partnership regarding Loan to Tortoise Corp. by High River Limited Partnership.

PAGE

                                SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 1996




RIVERDALE LLC

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member


HIGH RIVER LIMITED PARTNERSHIP

By:  RIVERDALE LLC

Its: General Partner

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member


BARBERRY CORP.

By:  /s/ Carl C. Icahn
     Carl C. Icahn
Its:  Chairman of the Board

AMERICAN PROPERTY INVESTORS, INC.

By:  /s/ Carl C. Icahn
     Carl C. Icahn
Its: Chairman of the Board


AMERICAN REAL ESTATE PARTNERS, L.P.
By: AMERICAN PROPERTY INVESTORS, INC.
Its: General Partner

By:   /s/ Carl C. Icahn
      Carl C. Icahn
Its:  Chairman of the Board

AMERICAN REAL ESTATE HOLDINGS, L.P.
By: AMERICAN PROPERTY INVESTORS, INC.
Its: General Partner

By:  /s/ Carl C. Icahn
     Carl C. Icahn
Its: Chairman of the Board

By:  /s/ Carl C. Icahn
     Carl C. Icahn




(Signature Page of Schedule 13D with respect to RJR Nabisco
Holdings Corp.)
                         SCHEDULE A

     DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS


     Name, Business Address and Principal Occupation of
     Each Member of Riverdale and Each Officer and Director of Barberry and API


     The following sets forth the name, position, and principal occupation of each member of Riverdale and executive officer and director of Barberry. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 114 West 47th Street, 19th floor, New York, New York, 10036. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

RIVERDALE LLC


Name                Position                 Principal Occupation

Carl C. Icahn       Member                   See Item 2 herein
Gail Golden         Member                   Officer of various
                                             Icahn affiliated
                                             entities
BARBERRY CORP.

Name                Position                 Principal Occupation

Carl C. Icahn       Director, Chairman       See Item 2 herein
                      of the Board and
                      President

Richard T. Buonato<F1>   Director                 Controller of
Starfire

Edward E. Mattner   Vice President           Securities Trader for
                                             various Icahn
                                             affiliated entities

Gail Golden         Vice President and       See above
                      Secretary

Robert J. Mitchell  Treasurer                Chief Financial
                                             Officer of various
                                             Icahn affiliated
                                             entities

[FN]
<F1> Business address is a 1 Wall Street Court, Suite 980, New York,
     New York 1005

AMERICAN PROPERTY INVESTORS, INC.

Name                     Position            Principal Occupation

Carl C. Icahn            Director and        See above
                           Chairman of
                           the Board

Alfred D. Kingsley       Director            Senior Managing
                                             Director of Greenway
                                             Partners, L.P.

William A. Leidesdorf    Director            Independent real
                                             estate investment
                                             banker

Jack G. Wasserman        Director            Attorney and member of
                                             NYS Bar; Senior
                                             partner at Wasserman,
                                             Schneider and Babb

John P. Salderelli       Vice president,     Officer of American
                           Secretary and     Property Investors,
                           Treasurer         Inc.

Gail Golden              Assistant           See above
                           Secretary

                            SCHEDULE B

              Schedule of Transactions in the Shares




Name           Date      No. of Shares  Other          Price
                         Purchased      Transactions   Per Share<F1>

High River     8/12/96   500,000                       28.625
Limited                  100,000                       28
Partnership              14,000                        27.750

               8/13/96   25,000                        27.5
                         25,000                        27.375
                         25,000                        27.250
                         25,000                        27.125
                         50,000                        27
                         25,000                        26.750
                         125,000                       26.5
                         2,000                         26.250

               8/14/96   100,000                       26.750

               8/16/96   N/A            533,500<F2>         N/A

American       8/21/96   1,560,000                     26
Real Estate
Holdings, L.P.

               8/22/96   100,000                       25.5
                         125,000                       25.375
                         25,000                        25.250


















[FN]

<F1>
Does not include Brokerage commission

<F2>
Represents capital contribution from Riverdale Investors to High
River.